Exhibit 99.1

Press Release

Brussels – 2 March 2023 - 7:00am CET	Regulated and inside information[1]

AB InBev Reports Full Year and Fourth Quarter 2022 Results

All-time high full year volumes and double-digit revenue growth

“We delivered all-time high full-year volumes with accelerated revenue per hl, resulting in 11.2% revenue growth and EBITDA growth at the top-end of our outlook. Underlying EPS increased by 5.2% and another year of strong free cash flow generation resulted in deleveraging to a net debt to EBITDA ratio of 3.51x.” – Michel Doukeris, CEO, AB InBev

Total Revenue

FY + 11.2% | 4Q +10.2%

Revenue increased by 11.2% in FY22 with revenue per hl growth of 8.6% and by 10.2% in 4Q22 with revenue per hl growth of 11.2%.

8.9% increase in combined revenues of our global brands, Budweiser, Stella Artois and Corona in FY22 and 6.6% in 4Q22, outside of their respective home markets.

Approximately 63% of our revenue now through B2B digital platforms with the monthly active user base of BEES reaching 3.1 million users.

Over 450 million USD of revenue and 69 million ecommerce orders generated by our digital direct-to-consumer ecosystem in FY22.

Total Volume

FY +2.3% | 4Q -0.6%

In FY22, total volumes grew by 2.3% with own beer volumes up by 1.8% and non-beer volumes up by 5.2%. In 4Q22, total volumes declined by 0.6%, with own beer volumes down by 0.9% and non-beer volumes up by 1.9%.

Normalized EBITDA

FY +7.2% | 4Q + 7.6%

In FY22, normalized EBITDA increased by 7.2% to 19 843 million USD and normalized EBITDA margin contracted by 126 bps to 34.3%. In 4Q22, normalized EBITDA of 4 947 million USD represents an increase of 7.6% with normalized EBITDA margin contraction of 80 bps to 33.7%. Normalized EBITDA figures of FY22 and FY21 include an impact of 201 million USD and 226 million USD from tax credits in Brazil. For more details, please see page 12.

Underlying Profit (million USD)

FY 6 093 | 4Q 1 739

Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 6 093 million USD in FY22 compared to 5 774 million USD in FY21 and was 1 739 million USD in 4Q22 compared to 1 484 million USD in 4Q21.

Underlying EPS (USD)

FY 3.03 | 4Q 0.86

Underlying EPS was 3.03 USD in FY22, an increase from 2.88 USD in FY21 and was 0.86 USD in 4Q22, an increase from 0.74 USD in 4Q21.

Net Debt to EBITDA

3.51x

Net debt to normalized EBITDA ratio was 3.51x at 31 December 2022, compared to 3.96x at 31 December 2021.

Dividend

0.75 EUR

The AB InBev Board proposes a full year 2022 dividend of 0.75 EUR per share, subject to shareholder approval at the AGM on 26 April 2023. A timeline showing the ex-coupon, record and payment dates can be found on page 17.

The 2022 Full Year Financial Report and 2022 ESG Report are available on our website at www.ab-inbev.com.

[1]

The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 18.

ab-inbev.com	Press release – 2 March 2023 – 1

Management comments

Creating a future with more cheers

Our business delivered another year of broad-based growth resulting in record high volumes and strong top- and bottom-line results. This was driven by the consistent execution of our strategy and strength of the beer category globally.

While 2022 was not without its challenges, including economic uncertainties, elevated input costs and supply chain disruptions which continued to constrain our full growth potential, we are pleased that our company once again delivered EBITDA growth at the upper end of our medium-term growth ambition and outlook for the year. Our performance is a direct result of our fundamental strengths and strategic choices, as we continued to invest in our brands, capabilities and accelerated digital transformation, while optimizing our business.

We continue to invest in our people and evolve our culture with important enhancements to our operating model to further embed a long-term growth and value creation mindset throughout our organization.

Delivering consistent growth

Our momentum continued in FY22, with our business delivering top-line growth of 11.2% with a volume increase of 2.3%. Revenue per hl increased by 8.6%, accelerating in the second half of the year driven by revenue management initiatives and continued premiumization. As a result of our record high volumes and top-line growth across all operating regions, our reported revenue is now approximately 5.5 billion USD ahead of FY19 pre-pandemic levels with volumes 5.8% ahead.

EBITDA increased by 7.2%, as our top-line growth was partially offset by anticipated transactional FX and commodity cost headwinds and higher selling, general and administrative expenses due primarily to elevated costs of distribution. Underlying USD earnings per share increased by 5.2%.

Progressing our strategic priorities

We made significant progress in FY22 across each of our three strategic pillars to deliver consistent growth and build on our platform for superior long-term value creation.

•	Lead and grow the category

Driven by the investment in our marketing capabilities and consistent execution of our five proven and scalable category expansion levers, our FY22 volumes reached a new all-time high with growth across more than 60% of our markets.

2022 was a marquee year for our brands and marketing teams. At the Cannes Lions International Festival of Creativity we were awarded 50 Lions, a record high for our company, across nine different brands and were honored to be recognized as the Creative Marketer of the Year. Following this recognition of our creative marketing capabilities we were also named the World’s Most Effective Marketer in the Global Effie Effectiveness Index.

Consistent investment in our brands and disciplined innovation are key enablers of our strategy and momentum. We increased our marketing investments organically in FY22 while improving effectiveness through our best-in-class creativity, advanced digital transformation and in-house creative agency, DraftLine. Leveraging our ‘seed-launch-sustain’ approach, in FY22 innovations introduced over the last three years contributed 5 billion USD in revenue. We are driving strong consumer connection with our brands which resulted in a new record high overall portfolio Brand Power.

•

Inclusive Category: In FY22, the percentage of consumers purchasing our portfolio of brands increased across more than 70% of our focus markets, according to our estimates. This increase in participation was led by female consumers, driven by the expansion of brands and packs in our premium and Beyond Beer portfolios.

•

Core Superiority: Our mainstream portfolio delivered high-single digit revenue growth in FY22 and outperformed the industry in the majority of our key markets, according to our estimates. The strength of our core portfolio and the beer category across our emerging and developing markets in Africa and Middle Americas delivered a particularly strong performance, growing volumes by mid-single digits in aggregate.

ab-inbev.com	Press release – 2 March 2023 – 2

•

Occasions Development: We continue to focus on expanding the beer category to reach more consumers on more occasions. Our no-alcohol beer portfolio delivered another year of double-digit revenue growth with our performance driven by Budweiser Zero, which was the #1 no-alcohol beer by volume in the US in 4Q22, and the expansion of Corona Cero throughout Europe. In addition, our digital direct-to-consumer solutions are enabling us to develop new consumption occasions and delivered low-teens revenue growth in FY22 versus last year.

•

Premiumization: Our broad portfolio of above core beer offerings continues to lead the segment globally and grew revenue by low-teens in FY22. Corona and Stella Artois led the growth of our global brands with a revenue increase of 18.6% and 11.7% respectively, outside of their home markets. Budweiser grew by 2.5% outside of the US, despite the impact of COVID-19 restrictions in China, the brand’s largest market.

•

Beyond Beer: In FY22, our Beyond Beer business contributed approximately 1.6 billion USD of revenue and grew by low-single digits, as growth globally was partially offset by a soft malt-based seltzer industry in the US. In South Africa, Brutal Fruit and Flying Fish delivered 18% revenue growth. In the US, within the spirits-based ready-to-drink segment, Cutwater and NÜTRL vodka seltzer combined grew revenues by over 70% with volumes ahead of the industry.

•	Digitize and monetize our ecosystem

Our accelerated digital transformation is a key competitive advantage of our business, improving the way we connect with our ecosystem of two billion consumers and six million customers. We are driving incremental growth through our digital products and expanding the beer category into more occasions. While we are energized by our progress, we believe we are likely only scratching the surface of what is possible.

•

Digitizing our relationships with our more than six million customers globally: BEES is live in 20 markets with approximately 63% of our revenues now through B2B digital platforms. In FY22, BEES reached 3.1 million monthly active users and captured approximately 32 billion USD in gross merchandise value (GMV), growth of over 60% versus FY21. BEES Marketplace is now live in 15 countries and captured approximately 950 million USD in GMV from sales of third-party products, generating incremental revenue of 850 million USD for our business. As of 4Q22, over 55% of BEES customers in these countries were also BEES Marketplace buyers.

•

Leading the way in DTC solutions: Our omnichannel direct-to-consumer (DTC) ecosystem of digital and physical products generated revenue of approximately 1.5 billion USD this year, mid-teens growth versus 2021. Our digital DTC products, Ze Delivery, TaDa and PerfectDraft are now available in 17 markets, and in FY22 generated over 450 million USD in revenue and fulfilled 69 million orders. Our network of physical retail products, such as Modelorama in Mexico and Pit Stop in Brazil, continued to deliver revenue growth across our footprint of approximately 13 000 stores.

•

Unlocking value from our ecosystem: In FY22, we completed the construction of our first scale manufacturing facility for EverGrain in St. Louis to upcycle our saved barley into high value plant-based protein ingredients.

•	Optimize our business

Our objective to maximize long-term value creation is driven by our focus on three areas: disciplined resource allocation, robust risk management and an efficient capital structure. We continued to deliver strong free cash flow in FY22, generating approximately 8.5 billion USD, and as a result we have made significant further progress on our deleveraging journey. Gross debt reduced by 8.9 billion USD to reach 79.9 billion USD, resulting in net debt of 69.7 billion USD and a net debt to EBITDA ratio of 3.51x as of 31 December 2022.

We maintain a strong liquidity position of approximately 20.0 billion USD, consisting of 10.1 billion USD available under our Sustainability-Linked Loan Revolving Credit Facility and 9.9 billion USD of cash. Our bond portfolio has a very manageable pre-tax coupon of approximately 4% with 95% of the portfolio fixed rate, a weighted average maturity of greater than 15 years and no relevant medium-term refinancing needs.

As a result of our continued momentum, strong free cash flow generation and deleveraging progress, the AB InBev Board of Directors has proposed a full year dividend of 0.75 EUR per share, a 50% increase versus 2021.

ab-inbev.com	Press release – 2 March 2023 – 3

Advancing our sustainability priorities

We continue to deliver on our sustainability agenda to enable our commercial vision and fulfill our company purpose. We remain committed to the principles of the United Nations Global Compact. As part of our Smart Drinking program, we believe that through the power of our brands and marketing we can drive positive behavior change in society and reduce harmful consumption of alcohol. We invested over 700 million USD from 2016-2022 in social norms marketing campaigns and are on track to deliver our 1 billion USD goal by 2025.

In recognition of our leadership in corporate transparency and performance on climate change and water security we were recognized by CDP with a double A score and awarded the Gold Medal for International Corporate Achievement in Sustainable Development by the World Environment Center. We are also proud to be included in the 2023 Bloomberg Gender-Equality Index, a reference index that tracks the performance of public companies that have demonstrated their commitment to gender equality in the workplace.

We continued to make progress towards our ambitious 2025 Sustainability Goals. We contracted 97% of our global purchased electricity volume from renewables with 67.6% operational, and since 2017, we reduced our absolute GHG emissions across Scopes 1 and 2 by 39% and GHG emissions intensity across Scopes 1, 2 and 3 by approximately 21%. In Sustainable Agriculture, 89% of our direct farmers met our criteria for skilled, 72% for connected and 72% for financially empowered. In Water Stewardship, 100% of our sites located in high stress areas started implementation of solutions with six sites already seeing measurable impact. For Circular Packaging, 77% of our products were in packaging that was returnable or made from majority recycled content. We are also progressing on our ambition to achieve net zero by 2040, reaching carbon neutrality at an additional ten facilities in FY22, now totaling thirteen globally.

Please refer to our 2022 ESG report here for further details.

Creating a future with more cheers

Looking ahead to 2023, we believe the strength of the beer category remains fundamentally attractive as it is big, profitable and growing. While the operating environment may continue to be dynamic, we are laser-focused on executing our strategy and our business has momentum. Our strategic choices this year across revenue management, organizational structure and commercial investment position us well to continue delivering consistent profitable growth. We have an industry leading portfolio of brands across all price points, an advantaged geographic footprint with leading positions in most of the world’s largest beer profit pools and growth regions, and advanced digital products that are bringing us closer than ever to our customers and consumers. We are investing in our brands, facilities and digital transformation to support our organic growth potential and optimizing our financial profile through disciplined resource allocation and everyday efficiency.

Our performance this year would not have been possible without the passion and deep ownership culture of our people. Our teams worked with relentless commitment and high engagement throughout the year to deliver on our strategic and financial objectives and we take this opportunity to thank all our colleagues globally for their hard work and dedication.

Our continued momentum and the significant opportunities to deliver growth across our three strategic pillars reinforce our confidence in our ability to generate superior long-term value and deliver on our purpose to Dream Big to Create a Future with More Cheers.

ab-inbev.com	Press release – 2 March 2023 – 4

2023 Outlook

(i)

Overall Performance: We expect our EBITDA to grow in line with our medium term outlook of between 4-8% and our revenue to grow ahead of EBITDA from a healthy combination of volume and price. The outlook for FY23 reflects our current assessment of inflation and other macroeconomic conditions.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 200 to 230 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY23 to be approximately 4%.

(iii)

Effective Tax Rates (ETR): We expect the normalized ETR in FY23 to be in the range of 27% to 29% excluding any gains and losses relating to the hedging of our share-based payment programs. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 4.5 and 5.0 billion USD in FY23.

ab-inbev.com	Press release – 2 March 2023 – 5

Figure 1. Consolidated performance (million USD)

	4Q21	4Q22	Organic growth
Total Volumes (thousand hls)	149 651	148 775	-0.6%
AB InBev own beer	129 708	128 502	-0.9%
Non-beer volumes	19 062	19 421	1.9%
Third party products	881	853	-3.2%
Revenue	14 198	14 668	10.2%
Gross profit	8 102	8 007	5.4%
Gross margin	57.1%	54.6%	-249 bps
Normalized EBITDA	4 882	4 947	7.6%
Normalized EBITDA margin	34.4%	33.7%	-80 bps
Normalized EBIT	3 650	3 608	3.9%
Normalized EBIT margin	25.7%	24.6%	-147 bps
Profit attributable to equity holders of AB InBev	1 962	2 844
Normalized profit attributable to equity holders of AB InBev	1 797	1 965
Underlying profit attributable to equity holders of AB InBev	1 484	1 739
Earnings per share (USD)	0.98	1.41
Normalized earnings per share (USD)	0.90	0.98
Underlying earnings per share (USD)	0.74	0.86

	FY21	FY22	Organic growth
Total Volumes (thousand hls)	581 678	595 133	2.3%
AB InBev own beer	508 698	517 990	1.8%
Non-beer volumes	69 612	73 241	5.2%
Third party products	3 368	3 903	15.9%
Revenue	54 304	57 786	11.2%
Gross profit	31 207	31 481	5.8%
Gross margin	57.5%	54.5%	-276 bps
Normalized EBITDA	19 209	19 843	7.2%
Normalized EBITDA margin	35.4%	34.3%	-126 bps
Normalized EBIT	14 438	14 768	5.4%
Normalized EBIT margin	26.6%	25.6%	-137 bps
Profit attributable to equity holders of AB InBev	4 670	5 969
Normalized profit attributable to equity holders of AB InBev	5 723	6 454
Underlying profit attributable to equity holders of AB InBev	5 774	6 093
Earnings per share (USD)	2.33	2.97
Normalized earnings per share (USD)	2.85	3.21
Underlying earnings per share (USD)	2.88	3.03

ab-inbev.com	Press release – 2 March 2023 – 6

Figure 2. Volumes (thousand hls)

	4Q21	Scope	Organic	4Q22	Organic growth
			growth		Total Volume	Own beer volume
North America	25 576	1	-2 127	23 451	-8.3%	-9.0%
Middle Americas	37 877	64	346	38 286	0.9%	1.5%
South America	45 295	164	1 402	46 860	3.1%	2.9%
EMEA	24 042	23	29	24 094	0.1%	0.2%
Asia Pacific	16 278	2	-376	15 903	-2.3%	-2.2%
Global Export and Holding Companies	583	-253	-149	181	-45.1%	-48.7%
AB InBev Worldwide	149 651	—	-876	148 775	-0.6%	-0.9%

	FY21	Scope	Organic	FY22	Organic growth
			growth		Total Volume	Own beer volume
North America	106 965	2	-4 293	102 674	-4.0%	-4.1%
Middle Americas	141 447	105	6 072	147 624	4.3%	5.2%
South America	156 622	421	7 276	164 319	4.6%	2.6%
EMEA	86 707	76	3 997	90 780	4.6%	4.6%
Asia Pacific	88 379	4	515	88 898	0.6%	0.6%
Global Export and Holding Companies	1 558	-607	-112	838	-11.8%	-14.3%
AB InBev Worldwide	581 678	—	13 455	595 133	2.3%	1.8%

ab-inbev.com	Press release – 2 March 2023 – 7

Key Market Performances

United States: Continued portfolio rebalancing delivered another year of top-line growth and stable EBITDA despite the elevated cost environment

•	Operating performance:

•

4Q22: Revenue grew by 2.5% with revenue per hl increasing by 12.2%, driven primarily by price increases and other revenue management initiatives. Our sales-to-retailers (STRs) declined by 7.6%, primarily driven by a soft industry which was impacted by phasing of price increases and poor weather in December. Our sales-to-wholesalers (STWs) were down by 8.6%. EBITDA grew by 3.1%.

•	FY22: Revenue grew by 2.3% with revenue per hl growth of 6.7%. Our STWs were down by 4.2% and STR’s declined by 4.1%, estimated to be below the industry. EBITDA was flat.

•

Commercial highlights: Top-line growth continued this year, driven by the consistent execution of our commercial strategy and accelerated investment to rebalance our portfolio towards growing segments. In FY22, our above core beer and Beyond Beer brands generated over 40% of our revenue and our total business has now delivered over 850 million USD revenue growth versus FY19 pre-pandemic levels. Our above core beer portfolio outperformed the industry in FY22, led by Michelob ULTRA which grew volumes by high-single digits and by the growth of our premium brands including Stella Artois, Kona Big Wave and Estrella Jalisco. In Beyond Beer, our spirits-based ready-to-drink portfolio grew volume by strong double-digits and continued to outperform the industry, led by Cutwater, the #1 spirits-based cocktail in the country, and NÜTRL, the industry’s #2 vodka seltzer.

Mexico: Double-digit top- and bottom-line growth with record high volumes

•	Operating performance:

•

4Q22: Revenue grew by low-twenties with revenue per hl growth of mid-teens, driven by revenue management initiatives and premiumization. Our volumes grew by mid-single digits as we continued to outperform the industry. EBITDA grew by mid-teens.

•	FY22: Top-line grew by almost 20% with high-single digit volume growth and a revenue per hl increase of more than 10%. EBITDA increased by mid-teens.

•

Commercial highlights: In FY22, we delivered volume growth across all segments of our portfolio, with our above core beer brands growing over 20%, led by Modelo, Pacifico and Michelob ULTRA. In 4Q22, we completed the final wave of our Oxxo channel expansion with our portfolio now available in approximately 20 000 Oxxo stores nationwide. We continued to progress our digital transformation with over 60% of our BEES customers now also BEES Marketplace buyers and our digital DTC platform, TaDa, now fulfilling over 300 000 orders per month.

Colombia: Double-digit top- and bottom-line growth with record high per capita consumption

•	Operating performance:

•	4Q22: Revenue increased by over 20% with volume growth of mid-single digits and mid-teens revenue per hl growth, driven by revenue management initiatives and premiumization. EBITDA grew by high-teens.

•	FY22: Revenue grew by low-twenties with volume increasing by high-single digits and revenue per hl growth of low-teens. EBITDA grew by low-teens.

ab-inbev.com	Press release – 2 March 2023 – 8

•

Commercial highlights: Led by the consistent implementation of our category expansion levers, the beer category continues to grow, gaining 80bps share of total alcohol this year and with 2022 marking the highest beer per capita consumption in over 25 years. In FY22, we delivered volume growth across all segments of our portfolio. Our premium and super premium brands led the way, delivering over 25% volume growth and reaching an all-time high volume and share of our total revenue. More than 45% of our BEES customers are now also BEES Marketplace buyers.

Brazil: Double-digit top- and bottom-line growth with record high volumes

•	Operating performance:

•

4Q22: Revenue grew by 18.4%, with volume growth of 4.6% and revenue per hl growth of 13.1%, driven by revenue management initiatives and continued premiumization. Beer volumes grew by 4.0% and non-beer volumes grew by 7.5%. EBITDA increased by 10.2%.

•

FY22: Total volume grew by 5.6% with beer volumes up by 3.5%, outperforming the industry according to our estimates, and non-beer volumes up by 12.0%. Revenue increased by 20.3%, with revenue per hl growth of 13.9%. EBITDA increased by 15.6%.

•

Commercial highlights: In FY22, we once again delivered record high beer volumes driven by continued market share expansion. Our performance this year was led by over 20% revenue growth of our premium and super premium brands and double-digit growth of our core beer portfolio. BEES continued to expand, delivering an all-time high Net Promoter Score (NPS) in 4Q22 and more than 70% of our BEES customers are now also BEES Marketplace buyers. Our digital DTC platform, Zé Delivery, fulfilled over 62 million orders this year and has now reached 4.8 million monthly active users, a 17% increase versus December 2021.

Europe: Double-digit top-line and high-single digit bottom-line growth

•	Operating performance:

•

4Q22: Revenue grew by double-digits, with low-single digit volume and revenue per hl growth of more than 10%, driven by revenue management initiatives, on premise recovery and ongoing premiumization. EBITDA grew by high-single digits.

•	FY22: Revenue grew by double-digits with high-single digit revenue per hl and low-single digit volume growth. EBITDA increased by high-single digits.

•

Commercial highlights: We continued to premiumize our portfolio in Europe this year with our premium and above premium brands now making up over 55% of our revenue. Our global brands and super premium portfolio grew revenue by low-teens, led by over 20% growth of Corona. Fueled by the consistent execution of our strategy and increasing portfolio Brand Power, we expanded or maintained market share in more than 80% of our key markets in FY22. Our DTC product, PerfectDraft, expanded its shopper base to over 320 000 households and has more machines in homes than there are pubs and bars in the UK and France.

ab-inbev.com	Press release – 2 March 2023 – 9

South Africa: Double-digit top- and bottom-line growth with record high full year volumes despite capacity constraints in the fourth quarter

•	Operating performance:

•

4Q22: Revenue grew by mid-single digits, with mid-single digit revenue per hl growth, primarily driven by revenue management initiatives. Our volumes were flattish, as production constraints due to floods at our Prospecton brewery earlier in the year limited our ability to serve the peak season consumer demand. EBITDA declined by mid-single digits due primarily to commodity cost headwinds.

•	FY22: Revenue grew by mid-teens with mid-single digit revenue per hl growth and high-single digit increase in volume. EBITDA grew by mid-teens.

•

Commercial highlights: The momentum of our business continued in FY22, delivering all-time high total volumes with beer market share ahead of FY19 pre-pandemic levels, according to our estimates. Through focused commercial investment and the consistent execution of our strategy, we increased the overall Brand Power of both our beer and beyond beer portfolios. Our leading core brand, Carling Black Label, grew by mid-teens and our premium, super premium and Beyond Beer portfolios all delivered a double-digit increase in volume. Over 60% of BEES customers are now also BEES Marketplace users.

China: Continued premiumization though industry impacted by COVID-19 restrictions throughout the year

•	Operating performance:

•

4Q22: COVID-19 restrictions significantly impacted the industry. Our key regions and sales channels were disproportionately impacted resulting in a 6.9% total volume decline. Revenue per hl decreased by 8.8%, driven by negative channel and geographic mix, resulting in a total revenue decline of 15.1%. EBITDA declined by 41.8% due to the top-line decrease and related operational deleverage.

•

FY22: The industry was impacted by COVID-19 restrictions throughout the year. Volumes declined by 3.0% and revenue per hl decreased by 1.2%, leading to total revenue decline of 4.2%. EBITDA declined by 10.8%.

•

Commercial highlights: Despite the significant impact of COVID-19 restrictions, in FY22 our premium and super premium portfolio delivered volume and revenue growth ahead of FY19 pre-pandemic levels. We continued to progress our expansion strategy with Budweiser reaching all-time high Brand Power in FY22. Budweiser and our super premium portfolio grew volumes by double-digits in more than half of the expansion cities despite the impact of restrictions. The roll out and adoption of the BEES platform has accelerated with over 40% of our revenue through digital channels in December.

ab-inbev.com	Press release – 2 March 2023 – 10

Highlights from our other markets

•

Canada: Revenue increased by low-single digits this quarter driven by revenue management initiatives and continued beer market share expansion. In FY22, revenue increased by low-single digits, delivering another year of top-line growth. While total volumes declined low-single digits due to a soft industry, we gained share of beer for the third year in a row.

•

Peru: We delivered high-single digit revenue growth this quarter, with a revenue per hl increase of more than 10%. Volumes declined by low-single digits as the industry momentum was impacted by social unrest in certain regions in December. In FY22, volumes grew by high-single digits reaching a new all-time high for the fiscal year with the beer and Beyond Beer categories increasing share of total alcohol. Revenue per hl increased by high-single digits, resulting in high-teens top-line growth. Over 55% of BEES customers are now also BEES Marketplace buyers.

•

Ecuador: Revenue grew by low-teens this quarter despite volumes declining low-single digits due to curfews in the on-premise in certain regions. In FY22, our revenue increased by high-teens with volume growth of high-single digits, driven by the expansion of the beer category and supported by post-COVID 19 recovery. Approximately 75% of BEES customers are now also BEES Marketplace buyers.

•

Argentina: Volumes declined by low-single digits in 4Q22, driven by a soft industry. In FY22, volumes grew by low-single digits led by the strong performance of our above core beer and non-beer brands. Revenue increased by double-digits in both the quarter and the full year, driven primarily by revenue management initiatives in a highly inflationary environment.

•

Africa excluding South Africa: In Nigeria, our top-line grew by low-teens this quarter and by over 20% in FY22, driven primarily by pricing actions, though volumes declined due to ongoing supply chain constraints and a soft industry in both the quarter and the full year. In our other markets, we grew revenue in aggregate by high-single digits in 4Q22 and low-teens in FY22, driven by Tanzania, Botswana and Zambia. BEES is now available in Tanzania and Uganda.

•

South Korea: Revenue increased by mid-teens this quarter with high-single digit revenue per hl and mid-single digit volume growth. In FY22, revenue increased by mid-teens with volume growth of high-single digits driven by the strong performance of our local champion, Cass. Our total market share expanded this year with gains in both the on-premise and in-home channels.

ab-inbev.com	Press release – 2 March 2023 – 11

Consolidated Income Statement

Figure 3. Consolidated income statement (million USD)

	4Q21	4Q22	Organic growth
Revenue	14 198	14 668	10.2%
Cost of sales	-6 096	-6 661	-16.6%
Gross profit	8 102	8 007	5.4%
SG&A	-4 624	-4 592	-6.8%
Other operating income/(expenses)	172	193	11.4%
Normalized profit from operations (normalized EBIT)	3 650	3 608	3.9%
Non-underlying items above EBIT (incl. impairment losses)	-324	19
Net finance income/(cost)	-855	- 973
Non-underlying net finance income/(cost)	240	550
Share of results of associates	75	89
Income tax expense	-440	5
Profit	2 345	3 298
Profit attributable to non-controlling interest	383	454
Profit attributable to equity holders of AB InBev	1 962	2 844
Normalized EBITDA	4 882	4 947	7.6%
Normalized profit attributable to equity holders of AB InBev	1 797	1 965

	FY21	FY22	Organic growth
Revenue	54 304	57 786	11.2%
Cost of sales	-23 097	-26 305	-18.4%
Gross profit	31 207	31 481	5.8%
SG&A	-17 574	-17 555	-6.3%
Other operating income/(expenses)	805	841	10.3%
Normalized profit from operations (normalized EBIT)	14 438	14 768	5.4%
Non-underlying items above EBIT (incl. impairment losses)	-614	-251
Net finance income/(cost)	-4 803	-4 646
Non-underlying net finance income/(cost)	-806	498
Share of results of associates	248	299
Non-underlying share of results of associates	—	-1 143
Income tax expense	-2 350	-1 928
Profit	6 114	7 597
Profit attributable to non-controlling interest	1 444	1 628
Profit attributable to equity holders of AB InBev	4 670	5 969
Normalized EBITDA	19 209	19 843	7.2%
Normalized profit attributable to equity holders of AB InBev	5 723	6 454

Consolidated other operating income/(expenses) in FY22 increased by 10.3% primarily driven by the sale of non-core assets and one-time gains. In FY22, Ambev recognized 201 million USD income in other operating income related to tax credits (FY21: 226 million USD). The net impact is presented as a scope change and does not affect the presented organic growth rates.

ab-inbev.com	Press release – 2 March 2023 – 12

Non-underlying items above EBIT & Non-underlying share of results of associates

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates (million USD)

	4Q21	4Q22	FY21	FY22
COVID-19 costs	-21	-2	-105	-18
Restructuring	-37	-47	-172	-110
Business and asset disposal (incl. impairment losses)	-261	72	-247	-71
AB InBev Efes related costs	—	-3	—	-51
Acquisition costs / Business combinations	-5	-1	-17	-1
SAB Zenzele Kabili costs	—	—	-72	—
Non-underlying items in EBIT	-324	19	-614	-251
Non-underlying share of results of associates	—	—	—	-1 143

EBIT excludes positive non-underlying items of 19 million USD in 4Q22 and negative non-underlying items of 251 million USD in FY22.

Non-underlying share of results of associates includes the non-cash impairment of 1 143 million USD the company recorded on its investment in AB InBev Efes in 1Q22.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)

	4Q21	4Q22	FY21	FY22
Net interest expense	-853	-785	-3 561	-3 294
Net interest on net defined benefit liabilities	-18	-18	-73	-73
Accretion expense	-166	-231	-593	-782
Mark-to-market	312	248	-23	331
Net interest income on Brazilian tax credits	17	22	118	168
Other financial results	-146	-208	-670	-997
Net finance income/(cost)	-855	- 973	-4 803	-4 646

Net interest expense in FY22 decreased by 267 million USD, positively impacted by lower gross debt balances resulting from the proactive deployment of excess cash towards early bond redemptions, in line with our capital allocation priorities. Net finance costs in FY22 were positively impacted by the mark-to-market gain on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge

	4Q21	4Q22	FY21	FY22
Share price at the start of the period (Euro)	49.15	46.75	57.01	53.17
Share price at the end of the period (Euro)	53.17	56.27	53.17	56.27
Number of equity derivative instruments at the end of the period (millions)	55.0	55.0	55.0	55.0

ab-inbev.com	Press release – 2 March 2023 – 13

Non-underlying net finance income/(cost)

Figure 7. Non-underlying net finance income/(cost) (million USD)

	4Q21	4Q22	FY21	FY22
Mark-to-market	259	205	-25	274
Gain/(loss) on bond redemption and other	-19	345	-781	224
Non-underlying net finance income/(cost)	240	550	-806	498

Non-underlying net finance cost in FY22 includes mark-to-market gains on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations. The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

In FY22, we recorded a gain of 246 million USD (FY21: loss of (741) million USD) resulting from the redemption of certain bonds, primarily a result of the proactive deployment of excess cash balances towards gross debt reduction, in line with our capital allocation priorities.

Figure 8. Non-underlying equity derivative instruments

	4Q21	4Q22	FY21	FY22
Share price at the start of the period (Euro)	49.15	46.75	57.01	53.17
Share price at the end of the period (Euro)	53.17	56.27	53.17	56.27
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5

Income tax expense

Figure 9. Income tax expense (million USD)

	4Q21	4Q22	FY21	FY22
Income tax expense	440	-5	2 350	1 928
Effective tax rate	16.2%	-0.2%	28.6%	18.6%
Normalized effective tax rate	24.3%	11.0%	28.0%	23.0%
Normalized effective tax rate before MTM	27.4%	12.2%	27.9%	23.8%

The decrease in normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs in 4Q22 compared to 4Q21 is driven by higher distribution of interest on shareholders’ equity from Brazil and lower non-deductible costs.

Figure 10. Underlying Profit attributable to equity holders of AB InBev (million USD)

	4Q21	4Q22	FY21	FY22
Profit attributable to equity holders of AB InBev	1 962	2 844	4 670	5 969
Net impact of non-underlying items on profit	—165	-879	1 054	484
Normalized profit attributable to equity holders of AB InBev	1 797	1 965	5 723	6 454
Underlying profit attributable to equity holders of AB InBev	1 484	1 739	5 774	6 093

Both normalized and underlying profit attributable to equity holders in FY21 were positively impacted by 165 million USD, and in FY22 by 186 million USD respectively, after tax and non-controlling interest related to tax credits in Brazil.

Basic, normalized and underlying EPS

Figure 11. Earnings per share (USD)

	4Q21	4Q22	FY21	FY22
Basic EPS	0.98	1.41	2.33	2.97
Net impact of non-underlying items on profit	-0.08	-0.44	0.53	0.23
Normalized EPS	0.90	0.98	2.85	3.21
Underlying EPS	0.74	0.86	2.88	3.03
Weighted average number of ordinary and restricted shares (million)	2 007	2 013	2 007	2 013

ab-inbev.com	Press release – 2 March 2023 – 14

Figure 12. Key components - Underlying EPS in USD

	4Q21	4Q22	FY21	FY22
Normalized EBIT before hyperinflation	1.82	1.83	7.22	7.41
Hyperinflation impacts in normalized EBIT	—	-0.04	-0.02	-0.07
Normalized EBIT	1.83	1.79	7.19	7.34
Mark-to-market (share-based payment programs)	0.16	0.12	-0.01	0.16
Net finance cost	-0.58	-0.61	-2.38	-2.47
Income tax expense	-0.34	-0.14	-1.34	-1.16
Associates & non-controlling interest	-0.16	-0.19	-0.61	-0.67
Normalized EPS	0.90	0.98	2.85	3.21
Mark-to-market (share-based payment programs)	-0.16	-0.12	0.01	-0.16
Hyperinflation impacts in EPS	—	0.01	0.01	-0.02
Underlying EPS	0.74	0.86	2.88	3.03
Weighted average number of ordinary and restricted shares (million)	2 007	2 013	2 007	2 013

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 13. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	4Q21	4Q22	FY21	FY22
Profit attributable to equity holders of AB InBev	1 962	2 844	4 670	5 969
Non-controlling interests	383	454	1 444	1 628
Profit	2 345	3 298	6 114	7 597
Income tax expense	440	-5	2 350	1 928
Share of result of associates	-75	-89	-248	-299
Non-underlying share of results of associates	—	—	—	1 143
Net finance (income)/cost	855	973	4 803	4 646
Non-underlying net finance (income)/cost	-240	-550	806	-498
Non-underlying items above EBIT (incl. impairment losses)	324	-19	614	251
Normalized EBIT	3 650	3 608	14 438	14 768
Depreciation, amortization and impairment	1 231	1 338	4 771	5 074
Normalized EBITDA	4 882	4 947	19 209	19 843

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance cost; (vi) non-underlying net finance cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 2 March 2023 – 15

Financial position

Figure 14. Cash Flow Statement (million USD)

	FY21	FY22
Operating activities
Profit of the period	6 114	7 597
Interest, taxes and non-cash items included in profit	12 693	12 344
Cash flow from operating activities before changes in working capital and use of provisions	18 806	19 941
Change in working capital	2 459	- 346
Pension contributions and use of provisions	-375	-351
Interest and taxes (paid)/received	-6 197	-6 104
Dividends received	106	158
Cash flow from operating activities	14 799	13 298
Investing activities
Net capex	-5 498	-4 838
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-444	-70
Net proceeds from sale/(acquisition) of other assets	65	288
Cash flow from investing activities	-5 878	-4 620
Financing activities
Dividends paid	-2 364	-2 442
Net (payments on)/proceeds from borrowings	-8 511	-7 174
Payment of lease liabilities	-531	-610
Sale/(purchase) of non-controlling interests and other	-192	-394
Cash flow from financing activities	-11 598	-10 620
Net increase/(decrease) in cash and cash equivalents	-2 677	-1 942

FY22 recorded a decrease in cash and cash equivalents of 1 942 million USD compared to a decrease of 2 677 million USD in FY21, with the following movements:

•

Our cash flow from operating activities reached 13 298 million USD in FY22 compared to 14 799 million USD in FY21. The decrease was primarily driven by changes in working capital for FY22 compared to FY21 due to (i) 2021 figures that were impacted by lower capital expenditure and bonus accruals in 2020 and (ii) increased inventory balances in FY22.

•

Our cash outflow from investing activities was 4 620 million USD in FY22 compared to a cash outflow of 5 878 million USD in FY21. The decrease in the cash flow from investing activities was mainly due to lower net capital expenditures and lower outflows from acquisition of subsidiaries in FY22 compared to FY21. Out of the total FY22 capital expenditures, approximately 36% was used to improve the company’s production facilities while 45% was used for logistics and commercial investments and 20% was used for improving administrative capabilities and for the purchase of hardware and software.

•	Our cash outflow from financing activities amounted to 10 620 million USD in FY22, as compared to a cash outflow of 11 598 million USD in FY21.

ab-inbev.com	Press release – 2 March 2023 – 16

Our net debt decreased to 69.7 billion USD as of 31 December 2022 from 76.2 billion USD as of 31 December 2021.

Our net debt to normalized EBITDA ratio was 3.51x as of 31 December 2022. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x.

We continue to proactively manage our debt portfolio. After redemptions in January 2022 of 3.1 billion USD and in December 2022 of 3.9 billion USD, 95% of our bond portfolio holds a fixed-interest rate, 42% is denominated in currencies other than USD and maturities are well-distributed across the next several years.

In addition to a very comfortable debt maturity profile and strong cash flow generation, as of 31 December 2022, we had total liquidity of 20.0 billion USD, which consisted of 10.1 billion USD available under committed long-term credit facilities and 9.9 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

Figure 15. Terms and debt repayment schedule as of 31 December 2022 (billion USD)

2023 presentation update

As from 1 January 2023 mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs will be reported in the non-underlying net finance income/(cost). As a result, we will discontinue disclosing Normalized EPS as a separate metric.

Proposed full year 2022 dividend

The AB InBev Board proposes a full year 2022 dividend of 0.75 EUR per share, subject to shareholder approval at the AGM on 26 April 2023. In line with the Company’s financial discipline and deleveraging objectives, the recommended dividend balances the Company’s capital allocation priorities and dividend policy while returning cash to shareholders. A timeline showing the ex-coupon, record and payment dates can be found below:

Dividend Timeline

	Ex-coupon date	Record Date	Payment date
Euronext	3 May 2023	4 May 2023	5 May 2023
MEXBOL	3 May 2023	4 May 2023	5 May 2023
JSE	2 May 2023	4 May 2023	5 May 2023
NYSE (ADR program)	3 May 2023	4 May 2023	8 June 2023
Restricted Shares	3 May 2023	4 May 2023	5 May 2023

ab-inbev.com	Press release – 2 March 2023 – 17

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. All references per hectoliter (per hl) exclude US non-beer activities. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. We are reporting the results from Argentina applying hyperinflation accounting since 3Q18. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. These impacts are excluded from organic calculations and are identified separately in the annexes within the column labeled “Hyperinflation restatement” for the quarter and within the column “Currency translation” year to date. In FY22, we reported a positive impact on the profit attributable to equity holders of AB InBev of 30 million USD. The impact in FY22 normalized EPS was 0.02 USD. Values in the figures and annexes may not add up, due to rounding. 4Q22 and FY22 EPS is based upon a weighted average of 2 013 million shares compared to a weighted average of 2 007 million shares for 4Q21 and FY21.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 18 March 2022. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, the ongoing conflict in Russia and Ukraine and the COVID-19 pandemic. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The full year 2022 (FY22) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10,13 and 14 of this press release have been extracted from the group’s audited consolidated financial statements as of and for the twelve months ended 31 December 2022, which have been audited by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with International Standards on Auditing as applied in Belgium and resulted in an unqualified audit opinion. The fourth quarter 2022 (4Q22) and financial data included in Figures 6, 8 11, 12 and 15 have been extracted from the underlying accounting records as of and for the twelve months ended 31 December 2022 (except for the volume information). References in this document to materials on our websites, such as www.bees.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 2 March 2023 – 18

Conference call and webcast

Investor Conference call and webcast on Thursday, 2 March 2023:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 4Q & FY22 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: 877-407-8029

Toll: 201-689-8029

Investors	Media

Shaun Fullalove	Kate Laverge
Tel: +1 212 573 9287	Tel: +1 917 940 7421
E-mail: shaun.fullalove@ab-inbev.com	E-mail: kate.laverge@ab-inbev.com

Maria Glukhova	Ana Zenatti
Tel: +32 16 276 888	Tel: +1 646 249 5440
E-mail: maria.glukhova@ab-inbev.com	E-mail: ana.zenatti@ab-inbev.com

Cyrus Nentin	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: cyrus.nentin@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167,000 colleagues based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was 57.8 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 2 March 2023 – 19

Annex 1: Segment reporting (4Q)

AB InBev Worldwide	4Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q22	Organic Growth
Total volumes (thousand hls)	149 651	—	—	—	-876	148 775	-0.6%
of which AB InBev own beer	129 708	-3	—	—	-1 204	128 502	-0.9%
Revenue	14 198	-49	-1 117	196	1 440	14 668	10.2%
Cost of sales	-6 096	10	514	-82	-1 008	-6 661	-16.6%
Gross profit	8 102	-39	-603	114	432	8 007	5.4%
SG&A	-4 624	41	351	-50	-310	-4 592	-6.8%
Other operating income/(expenses)	172	7	-16	9	21	193	11.4%
Normalized EBIT	3 650	9	-267	73	143	3 608	3.9%
Normalized EBITDA	4 882	2	-367	59	371	4 947	7.6%
Normalized EBITDA margin	34.4%					33.7%	-80 bps

North America	4Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q22	Organic Growth
Total volumes (thousand hls)	25 576	1	—	—	-2 127	23 451	-8.3%
Revenue	3 875	-5	-35	—	96	3 931	2.5%
Cost of sales	-1 479	-2	12	—	-96	-1 566	-6.5%
Gross profit	2 396	-7	-23	—	—	2 366	0.0%
SG&A	-1 230	—	15	—	50	-1 166	4.0%
Other operating income/(expenses)	14	7	—	—	-10	11	-46.2%
Normalized EBIT	1 180	—	-9	—	40	1 211	3.4%
Normalized EBITDA	1 375	—	-11	—	32	1 397	2.4%
Normalized EBITDA margin	35.5%					35.5%	-5 bps

Middle Americas	4Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q22	Organic Growth
Total volumes (thousand hls)	37 877	64	—	—	346	38 286	0.9%
Revenue	3 484	-14	-26	—	468	3 913	13.5%
Cost of sales	-1 256	8	11	—	-283	-1 521	-22.7%
Gross profit	2 228	-6	-15	—	185	2 392	8.3%
SG&A	-813	4	1	—	-71	-879	-8.8%
Other operating income/(expenses)	15	—	-1	—	-17	-3	—
Normalized EBIT	1 430	-1	-15	—	97	1 510	6.8%
Normalized EBITDA	1 729	-1	-11	—	155	1 872	9.0%
Normalized EBITDA margin	49.6%					47.9%	-197 bps

South America	4Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q22	Organic Growth
Total volumes (thousand hls)	45 295	164	—	—	1 402	46 860	3.1%
Revenue	2 889	49	-611	196	857	3 380	29.8%
Cost of sales	-1 382	-13	257	-82	-441	-1 661	-32.2%
Gross profit	1 507	36	-354	114	415	1 718	27.6%
SG&A	-802	-43	161	-50	-262	-995	-31.6%
Other operating income/(expenses)	61	-1	-3	9	31	97	46.2%
Normalized EBIT	766	-8	-196	73	185	820	24.8%
Normalized EBITDA	962	-7	-235	59	271	1 050	28.8%
Normalized EBITDA margin	33.3%					31.1%	-20 bps

ab-inbev.com	Press release – 2 March 2023 – 20

EMEA	4Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q22	Organic Growth
Total volumes (thousand hls)	24 042	23	—	—	29	24 094	0.1%
Revenue	2 133	40	-279	—	176	2 070	8.1%
Cost of sales	-1 012	-3	153	—	-239	-1 101	-23.5%
Gross profit	1 121	37	-126	—	-62	969	-5.4%
SG&A	-655	-59	90	—	-13	-636	-1.8%
Other operating income/(expenses)	49	—	-8	—	19	60	37.8%
Normalized EBIT	515	-22	-44	—	-56	393	-11.0%
Normalized EBITDA	784	-30	-81	—	3	676	0.4%
Normalized EBITDA margin	36.7%					32.6%	-254 bps

Asia Pacific	4Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q22	Organic Growth
Total volumes (thousand hls)	16 278	2	—	—	-376	15 903	-2.3%
Revenue	1 447	-51	-150	—	-61	1 185	-4.4%
Cost of sales	-667	—	72	—	-28	-624	-4.2%
Gross profit	780	-51	-78	—	-89	561	-12.3%
SG&A	-602	49	53	—	-20	-520	-3.7%
Other operating income/(expenses)	48	—	-2	—	-11	34	-23.3%
Normalized EBIT	226	-2	-27	—	-121	76	-53.9%
Normalized EBITDA	406	-2	-43	—	-127	234	-31.4%
Normalized EBITDA margin	28.0%					19.8%	-815 bps

Global Export and Holding Companies	4Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q22	Organic Growth
Total volumes (thousand hls)	583	-253	—	—	-149	181	-45.1%
Revenue	369	-69	-15	—	-97	189	-32.1%
Cost of sales	-299	21	10	—	79	-189	28.5%
Gross profit	70	-48	-5	—	-17	—	-77.6%
SG&A	-522	90	31	—	6	-395	1.4%
Other operating income/(expenses)	-15	1	-1	—	9	-6	66.8%
Normalized EBIT	-467	43	24	—	-2	-401	-0.4%
Normalized EBITDA	-374	42	14	—	36	-282	10.2%

ab-inbev.com	Press release – 2 March 2023 – 21

Annex 2: Segment reporting (FY)

AB InBev Worldwide	FY21	Scope	Currency Translation	Organic Growth	FY22	Organic Growth
Total volumes (thousand hls)	581 678	—	—	13 455	595 133	2.3%
of which AB InBev own beer	508 698	- 10	—	9 302	517 990	1.8%
Revenue	54 304	-395	-2 136	6 013	57 786	11.2%
Cost of sales	-23 097	16	1 006	-4 230	-26 305	-18.4%
Gross profit	31 207	-378	-1 130	1 782	31 481	5.8%
SG&A	-17 574	365	735	-1 080	-17 555	-6.3%
Other operating income/(expenses)	805	-12	-15	63	841	10.3%
Normalized EBIT	14 438	-26	-410	765	14 768	5.4%
Normalized EBITDA	19 209	-54	-669	1 357	19 843	7.2%
Normalized EBITDA margin	35.4%				34.3%	-126 bps

North America	FY21	Scope	Currency Translation	Organic Growth	FY22	Organic Growth
Total volumes (thousand hls)	106 965	2	—	-4 293	102 674	-4.0%
Revenue	16 257	-5	-76	389	16 566	2.4%
Cost of sales	-6 185	-10	27	-546	-6 714	-8.8%
Gross profit	10 072	-14	-49	-157	9 851	-1.6%
SG&A	-4 769	-24	30	176	-4 587	3.7%
Other operating income/(expenses)	46	15	—	-16	45	-26.1%
Normalized EBIT	5 349	-23	-19	3	5 309	0.1%
Normalized EBITDA	6 131	-21	-24	-29	6 057	-0.5%
Normalized EBITDA margin	37.7%				36.6%	-106 bps

Middle Americas	FY21	Scope	Currency Translation	Organic Growth	FY22	Organic Growth
Total volumes (thousand hls)	141 447	105	—	6 072	147 624	4.3%
Revenue	12 541	-53	-199	1 892	14 180	15.1%
Cost of sales	-4 428	23	78	-1 213	-5 540	-27.5%
Gross profit	8 113	-31	-122	679	8 639	8.4%
SG&A	-3 149	23	42	-305	-3 390	-9.8%
Other operating income/(expenses)	24	—	—	-36	-12	—
Normalized EBIT	4 988	-8	-80	337	5 238	6.8%
Normalized EBITDA	6 126	-7	-87	532	6 564	8.7%
Normalized EBITDA margin	48.8%				46.3%	-274 bps

South America	FY21	Scope	Currency Translation	Organic Growth	FY22	Organic Growth
Total volumes (thousand hls)	156 622	421	—	7 276	164 319	4.6%
Revenue	9 494	134	-674	2 645	11 599	27.9%
Cost of sales	-4 763	-36	298	-1 475	-5 976	-31.1%
Gross profit	4 730	98	-376	1 170	5 623	24.7%
SG&A	-2 762	-143	184	-738	-3 458	-25.7%
Other operating income/(expenses)	397	-30	9	97	473	52.4%
Normalized EBIT	2 365	-75	-183	530	2 638	25.7%
Normalized EBITDA	3 125	-74	-265	724	3 511	25.7%
Normalized EBITDA margin	32.9%				30.3%	-49 bps

ab-inbev.com	Press release – 2 March 2023 – 22

EMEA	FY21	Scope	Currency Translation	Organic Growth	FY22	Organic Growth
Total volumes (thousand hls)	86 707	76	—	3 997	90 780	4.6%
Revenue	8 032	-148	-798	1 034	8 120	13.1%
Cost of sales	-3 793	-11	417	-780	-4 167	-20.5%
Gross profit	4 239	-159	-381	254	3 953	6.2%
SG&A	-2 855	135	277	-161	-2 604	-6.0%
Other operating income/(expenses)	200	2	-21	17	198	8.2%
Normalized EBIT	1 584	-22	-125	109	1 546	6.9%
Normalized EBITDA	2 598	-54	-229	296	2 612	11.5%
Normalized EBITDA margin	32.4%				32.2%	-45 bps

Asia Pacific	FY21	Scope	Currency Translation	Organic Growth	FY22	Organic Growth
Total volumes (thousand hls)	88 379	4	—	515	88 898	0.6%
Revenue	6 848	-132	-343	159	6 532	2.4%
Cost of sales	-3 048	-1	157	-275	-3 168	-9.0%
Gross profit	3 800	-134	-186	-116	3 364	-3.2%
SG&A	-2 330	128	115	20	-2 067	0.9%
Other operating income/(expenses)	139	—	-4	2	137	1.3%
Normalized EBIT	1 609	-5	-76	-94	1 433	-5.9%
Normalized EBITDA	2 321	-5	-105	-106	2 104	-4.6%
Normalized EBITDA margin	33.9%				32.2%	-234 bps

Global Export and Holding Companies	FY21	Scope	Currency Translation	Organic Growth	FY22	Organic Growth
Total volumes (thousand hls)	1 558	-607	—	-112	838	-11.8%
Revenue	1 133	-190	-45	-107	790	-11.4%
Cost of sales	-880	52	29	60	-740	7.3%
Gross profit	252	-139	-16	-47	50	-40.9%
SG&A	-1 709	246	88	-72	-1 447	-4.8%
Other operating income/(expenses)	—	1	1	-1	1	—
Normalized EBIT	-1 457	108	73	-120	-1 396	-8.6%
Normalized EBITDA	-1 093	108	41	-60	-1 004	-5.9%

ab-inbev.com	Press release – 2 March 2023 – 23

Annex 3: Consolidated statement of financial position

As of Million US dollar	31 December 2022	31 December 2021
ASSETS
Non-current assets
Property, plant and equipment	26 671	26 678
Goodwill	113 010	115 796
Intangible assets	40 209	40 430
Investment in associates	4 656	5 874
Investment securities	175	161
Deferred tax assets	2 300	1 969
Pensions and similar obligations	11	5
Income tax receivables	883	1 137
Derivatives	60	48
Trade and other receivables	1 782	1 580

Total non-current assets	189 757	193 678

Current assets
Investment securities	97	374
Inventories	6 612	5 399
Income tax receivables	813	381
Derivatives	331	621
Trade and other receivables	5 330	5 046
Cash and cash equivalents	9 973	12 097
Assets classified as held for sale	30	30

Total current assets	23 186	23 949

Total assets	212 943	217 627

EQUITY AND LIABILITIES
Equity
Issued capital	1 736	1 736
Share premium	17 620	17 620
Reserves	15 218	15 431
Retained earnings	38 823	33 882
Equity attributable to equity holders of AB InBev	73 398	68 669
Non-controlling interests	10 880	10 671

Total equity	84 278	79 340

Non-current liabilities
Interest-bearing loans and borrowings	78 880	87 369
Pensions and similar obligations	1 534	2 261
Deferred tax liabilities	11 818	12 204
Income tax payables	610	726
Derivatives	184	100
Trade and other payables	859	1 008
Provisions	396	436

Total non-current liabilities	94 282	104 104

Current liabilities
Bank overdrafts	83	53
Interest-bearing loans and borrowings	1 029	1 408
Income tax payables	1 438	1 334
Derivatives	5 308	5 786
Trade and other payables	26 349	25 434
Provisions	176	169

Total current liabilities	34 383	34 184

Total equity and liabilities	212 943	217 627

ab-inbev.com	Press release – 2 March 2023 – 24

Annex 4: Consolidated statement of cash flows

For the year ended 31 December Million US dollar	2022	2021
OPERATING ACTIVITIES
Profit of the period	7 597	6 114
Depreciation, amortization and impairment	5 078	5 052
Net finance cost/(income)	4 148	5 609
Equity-settled share-based payment expense	448	510
Income tax expense	1 928	2 350
Other non-cash items	-102	-581
Share of result of associates	844	-248
Cash flow from operating activities before changes in working capital and use of provisions	19 941	18 806
Decrease/(increase) in trade and other receivables	-48	164
Decrease/(increase) in inventories	-1 547	-1 232
Increase/(decrease) in trade and other payables	1 249	3 527
Pension contributions and use of provisions	-351	-375
Cash generated from operations	19 244	20 890
Interest paid	-4 133	-3 987
Interest received	611	200
Dividends received	158	106
Income tax paid	-2 582	-2 410
Cash flow from operating activities	13 298	14 799
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	-5 160	-5 640
Proceeds from sale of property, plant and equipment and of intangible assets	322	142
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	-70	-444
Proceeds from sale/(acquisition) of other assets	288	65
Cash flow from/(used in) investing activities	-4 620	-5 878
FINANCING ACTIVITIES
Sale/(purchase) of non-controlling interests	-20	—
Proceeds from borrowings	91	454
Payments on borrowings	-7 265	-8 965
Cash net finance (cost)/income other than interests	-374	-192
Payment of lease liabilities	-610	-531
Dividends paid	-2 442	-2 364
Cash flow from/(used in) financing activities	-10 620	-11 598
Net increase/(decrease) in cash and cash equivalents	-1 942	-2 677
Cash and cash equivalents less bank overdrafts at beginning of year	12 043	15 247
Effect of exchange rate fluctuations	-211	-526
Cash and cash equivalents less bank overdrafts at end of period	9 890	12 043

ab-inbev.com	Press release – 2 March 2023 – 25